Exhibit 21
ARCADIUM LITHIUM PLC
SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT

The following is a list of the Company’s consolidating subsidiaries, as of December 31, 2024, except for certain subsidiaries of the Registrant which do not, in the aggregate, constitute a significant subsidiary as that term is defined in Rule 12b-2 under the Securities Exchange Act of 1934. This list does not include equity affiliate investments and cost investments.

Name of Subsidiary	State or Country of Incorporation
Arcadium Lithium plc (the Registrant)	Bailiwick of Jersey
Galaxy Lithium (Canada) Inc.	Canada
Galaxy Lithium (SAL DE VIDA) S.A.	Argentina
Livent Lithium LLC	Delaware
Livent Lithium (Zhangjiagang) Co. Ltd.	China
Minera del Altiplano S.A.	Argentina
Nemaska Lithium Inc.	Canada
Sales de Juluy S.A.	Argentina